UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Health Enhancement Products, Inc.
(Name of Issuer) Common Stock, $.001 par value per share
(Title of Class of Securities) 958279200
(CUSIP Number) John M. Gantt, Jr. 1 Hammock Beach Parkway Palm Coast, Florida 32137 (386) 246-5860
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 27, 2005 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-1(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 958279200

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS John M. Gantt, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 2,000,000

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 958279200

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement relates is the common stock (the “Common Stock”) of Health Enhancement Products, Inc. (the “Issuer”). The principal executive office of the Issuer is 7740 East Evans Road, Suite A101, Scottsdale, AZ 85260.

Item 2.	Identity and Background
(a)	This statement is filed on behalf of John M. Gantt, Jr. (the “Reporting Person”).
(b)	The business address of the Reporting Person is 1 Hammock Beach Parkway, Palm Coast, FL 32127.
(c)	The principal occupation of the Reporting Person is Chief Operating Officer and Senior Vice President of Ginn Real Estate Company, 1 Hammock Beach Parkway, Palm Coast, FL 32127.
(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.
Item 3	Source and Amount of Funds or Other Consideration

The source of funds used in making the purchase identified in this statement was the personal funds of the Reporting Person. The total cost of the reported shares of Common Stock beneficially owned by the Reporting Person is $200,000.

Item 4	Purpose of Transaction

The Reporting Person acquired the Common Stock of the Issuer reported herein for investment purposes. Although the Reporting Person intends to exercise his rights as a significant stockholder, the Reporting Person currently does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5	Interest in Securities
(a)

As of the close of business on the date hereof, the Reporting Person owns 2,000,000 shares of Common Stock and holds warrants to obtain an additional 2,500,000 shares of Common Stock. The 4,500,000 shares of Common Stock beneficially owned by the Reporting Person represents approximately 18.7% of the issued and outstanding shares of Common Stock. (based on the 24,051,313 shares of Common Stock stated to be issued and outstanding by the Issuer in its latest Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 18, 2005).

(b)

As of the close of business on the date hereof, the Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 2,000,000 shares of Common Stock.

(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7	Materials to Be Filed as Exhibits.

None.

CUSIP No. 958279200

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 23, 2006

/s/ John M. Gantt, Jr.
____________________________
John M. Gantt, Jr.

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